UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                      Martha Stewart Living Omnimedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    573083102
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 573083102               SCHEDULE 13D                Page 2 of 10
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--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     Alexis Stewart
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [ ] (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)
     [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6    United States

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          26,118 shares of Class A Common Stock (1)

    SHARES       ---------------------------------------------------------------
                 8    SHARED VOTING POWER
  BENEFICIALLY        29,390,460 shares of Class A Common Stock (2)

    OWNED BY     ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
     EACH             26,118 shares of Class A Common Stock (1)

   REPORTING     ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    PERSON            29,390,460 shares of Class A Common Stock (2)

     WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       29,416,578 shares of Class A Common Stock

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       58.74% (3)

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON (See Instructions)
14     IN

--------------------------------------------------------------------------------

(1) Includes options to purchase 26,118 shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc. (the "Company") which are exercisable by the Reporting Person within 60 days of January 21, 2005, but excludes options to purchase 39,177 shares of Class A Common Stock held by the Reporting Person which are not exercisable within 60 days of January 21, 2005.


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   CUSIP No. 573083102               SCHEDULE 13D                Page 3 of 10
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(2) Includes 29,390,460 shares of Class A Common Stock which Alexis Stewart may beneficially own pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership ("MSFLP") appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 29,390,460 shares of Class A Common Stock include the following: (i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of January 21, 2005, but excludes options to purchase 37,500 shares of Class A Common Stock held by Martha Stewart which are not exercisable within 60 days of January 21, 2005, and (iii) 29,122,860 shares of the Company's Class B common stock, par value $0.01 per share (the "Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock, all of which are owned by the MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP.

(3) Based upon a total of 20,665,381 shares of Class A Common Stock outstanding as of November 5, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 and assumes (i) the conversion of 29,122,860 shares of Class B Common Stock, (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of January 21, 2005 and (iii) the exercise of options to purchase 26,118 shares of Class A Common Stock held by the Reporting Person which are exercisable within 60 days of January 21, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

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   CUSIP No. 573083102               SCHEDULE 13D                Page 4 of 10
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Item 1.   Security and Issuer.

      This statement relates to shares of Class A common stock, $0.01 par value per share (the "Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11 West 42nd Street, New York, New York 10036. As reported in the Company's Form 10-Q for the quarter ended September 30, 2004, as of November 5, 2004, there were 20,665,381 shares of the Class A Common Stock outstanding and 29,422,860 shares of the Company's Class B common stock, $0.01 par value per share (the "Class B Common Stock"), outstanding.

Item 2.   Identity and Background.

      (a) This statement on Schedule 13D is being filed on behalf of Alexis Stewart, an individual (the "Reporting Person").

      (b) The address for the Reporting Person is 19 Newtown Turnpike, 2nd Floor, Westport, Connecticut 06880, Attn: Heidi DeLuca.

      (c) The Reporting Person is a Real Estate Management Consultant.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

      No funds were expended by the Reporting Person in connection with the 29,390,460 shares of Class A Common Stock which may be beneficially owned by the Reporting Person pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership ("MSFLP") appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.

      No funds were expended by the Reporting Person in connection with the options to purchase 26,118 shares of Class A Common Stock held by the Reporting Person.

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   CUSIP No. 573083102               SCHEDULE 13D                Page 5 of 10
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Item 4.   Purpose of Transaction.

      The Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

      Notwithstanding the foregoing, the Reporting Person retains the right to change her investment intent, to acquire additional securities from time to time or to sell or otherwise dispose of all of part of the securities beneficially owned by her in any manner permitted by law.

Item 5.   Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person beneficially owns 29,416,578 shares of Class A Common Stock. This number includes (A) options to purchase 26,118 shares of Class A Common Stock held by the Reporting Person which are exercisable within 60 days of January 21, 2005, (B) 5,100 shares of Class A Common Stock owned by Martha Stewart, (C) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of January 21, 2005, and (D) 29,122,860 shares of the Company's Class B Common Stock owned by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. This number excludes (A) options to purchase 39,177 shares of Class A Common Stock held by the Reporting Person which are not exercisable within 60 days of January 21, 2005 and (B) options to purchase 37,500 shares of Class A Common Stock held by Martha Stewart which are not exercisable within 60 days of January 21, 2005.

      The Reporting Person may be deemed to own an aggregate of 58.74% of the Company's Class A Common Stock, which is calculated based on a total of 20,665,381 shares of Class A Common Stock outstanding as of November 5, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 and assumes (A) the conversion of 29,122,860 shares of Class B Common Stock, (B) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of January 21, 2005 and (C) the exercise of options to purchase 26,118 shares of Class A

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   CUSIP No. 573083102               SCHEDULE 13D                Page 6 of 10
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Common Stock held by the Reporting Person which are exercisable within 60 days of January 21, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

      (b) The table below sets forth for the Reporting Person, the numbers of shares of Class A Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                                   Reporting
                                     Person
                                     ------

            Sole Power to Vote/
            Direct Vote             26,118

            Shared Power to
            Vote/ Direct Vote     29,390,460

            Sole Power to
            Dispose/ Direct
            Disposition             26,118

            Shared Power to
            Dispose/ Direct
            Disposition           29,390,460

      (c) There have been no purchases or sales of the Company's Class A Common Stock by the Reporting Person within the last sixty days, except for the following:


                -------------------------------------------------
                     Date       Transaction   Shares     Price
                -------------------------------------------------
                   12/14/04      Acquire*    300,000      $0
                -------------------------------------------------
                   12/14/04        Sell       3,900     $27.30
                -------------------------------------------------
                   12/14/04        Sell        900      $27.26
                -------------------------------------------------
                   12/14/04        Sell       1,000     $27.31
                -------------------------------------------------
                   12/14/04        Sell        200      $27.34
                -------------------------------------------------
                   12/14/04        Sell       1,000     $26.73
                -------------------------------------------------
                   12/14/04        Sell       1,000     $26.70
                -------------------------------------------------
                   12/14/04        Sell       1,100     $26.75
                -------------------------------------------------
                   12/14/04        Sell       1,300     $26.76
                -------------------------------------------------
                   12/14/04        Sell        100      $26.77
                -------------------------------------------------
                   12/14/04        Sell        500      $26.78
                -------------------------------------------------
                   12/14/04        Sell        200      $26.79
                -------------------------------------------------
                   12/14/04        Sell        200      $26.80
                -------------------------------------------------
                   12/14/04        Sell       1,000     $26.83
                -------------------------------------------------
                   12/14/04        Sell        300      $26.84
                -------------------------------------------------

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   CUSIP No. 573083102               SCHEDULE 13D                Page 7 of 10
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                -------------------------------------------------
                     Date       Transaction   Shares     Price
                -------------------------------------------------
                   12/14/04        Sell        100      $26.85
                -------------------------------------------------
                   12/14/04        Sell       1,000     $26.86
                -------------------------------------------------
                   12/14/04        Sell        700      $26.87
                -------------------------------------------------
                   12/14/04        Sell        800      $26.88
                -------------------------------------------------
                   12/14/04        Sell       1,200     $26.89
                -------------------------------------------------
                   12/14/04        Sell        400      $26.90
                -------------------------------------------------
                   12/14/04        Sell        300      $26.91
                -------------------------------------------------
                   12/14/04        Sell        500      $26.93
                -------------------------------------------------
                   12/14/04        Sell        600      $26.94
                -------------------------------------------------
                   12/14/04        Sell        500      $26.95
                -------------------------------------------------
                   12/14/04        Sell       1,700     $26.97
                -------------------------------------------------
                   12/14/04        Sell       2,400     $26.98
                -------------------------------------------------
                   12/14/04        Sell       2,200     $26.99
                -------------------------------------------------
                   12/14/04        Sell       19,500    $27.00
                -------------------------------------------------
                   12/14/04        Sell        500      $27.01
                -------------------------------------------------
                   12/14/04        Sell       1,100     $27.02
                -------------------------------------------------
                   12/14/04        Sell       1,000     $27.03
                -------------------------------------------------
                   12/14/04        Sell        500      $27.04
                -------------------------------------------------
                   12/14/04        Sell        800      $27.05
                -------------------------------------------------
                   12/14/04        Sell        700      $27.06
                -------------------------------------------------
                   12/14/04        Sell        500      $27.12
                -------------------------------------------------
                   12/14/04        Sell        600      $27.13
                -------------------------------------------------
                   12/14/04        Sell       1,000     $27.14
                -------------------------------------------------
                   12/14/04        Sell       4,100     $27.15
                -------------------------------------------------
                   12/14/04        Sell        100      $27.17
                -------------------------------------------------
                   12/14/04        Sell       1,900     $27.18
                -------------------------------------------------
                   12/14/04        Sell        200      $27.19
                -------------------------------------------------
                   12/14/04        Sell       14,700    $27.20
                -------------------------------------------------
                   12/14/04        Sell        200      $27.21
                -------------------------------------------------
                   12/14/04        Sell        300      $27.22
                -------------------------------------------------
                   12/14/04        Sell       1,900     $27.23
                -------------------------------------------------
                   12/14/04        Sell       3,000     $27.24
                -------------------------------------------------
                   12/14/04        Sell        600      $27.25
                -------------------------------------------------
                   12/14/04        Sell        100      $27.27
                -------------------------------------------------


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   CUSIP No. 573083102               SCHEDULE 13D                Page 8 of 10
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                -------------------------------------------------
                     Date       Transaction   Shares     Price
                -------------------------------------------------
                   12/14/04        Sell        300      $27.26
                -------------------------------------------------
                   12/14/04        Sell       5,700     $27.30
                -------------------------------------------------
                   12/14/04        Sell        500      $27.32
                -------------------------------------------------
                   12/14/04        Sell       20,200    $27.35
                -------------------------------------------------
                   12/14/04        Sell        600      $27.36
                -------------------------------------------------
                   12/14/04        Sell       10,400    $27.37
                -------------------------------------------------
                   12/14/04        Sell        100      $27.38
                -------------------------------------------------
                   12/14/04        Sell       8,900     $27.39
                -------------------------------------------------
                   12/14/04        Sell       29,700    $27.40
                -------------------------------------------------
                   12/14/04        Sell       1,100     $27.41
                -------------------------------------------------
                   12/14/04        Sell        500      $27.43
                -------------------------------------------------
                   12/14/04        Sell       11,600    $27.42
                -------------------------------------------------
                   12/14/04        Sell       9,300     $27.44
                -------------------------------------------------
                   12/14/04        Sell       26,600    $27.45
                -------------------------------------------------
                   12/14/04        Sell       7,300     $27.46
                -------------------------------------------------
                   12/14/04        Sell        500      $27.47
                -------------------------------------------------
                   12/14/04        Sell       11,200    $27.48
                -------------------------------------------------
                   12/14/04        Sell       1,200     $27.49
                -------------------------------------------------
                   12/14/04        Sell       16,900    $27.50
                -------------------------------------------------
                   12/14/04        Sell       5,000     $27.51
                -------------------------------------------------
                   12/14/04        Sell       1,000     $27.52
                -------------------------------------------------
                   12/14/04        Sell       1,200     $27.53
                -------------------------------------------------
                   12/14/04        Sell        100      $27.54
                -------------------------------------------------
                   12/14/04        Sell       1,200     $27.55
                -------------------------------------------------
                   12/14/04        Sell       15,500    $27.56
                -------------------------------------------------
                   12/14/04        Sell       17,900    $27.60
                -------------------------------------------------
                   12/14/04        Sell        300      $27.62
                -------------------------------------------------
                   12/14/04        Sell        600      $27.63
                -------------------------------------------------
                   12/14/04        Sell        500      $27.64
                -------------------------------------------------
                   12/14/04        Sell       2,400     $27.65
                -------------------------------------------------
                   12/14/04        Sell        400      $27.66
                -------------------------------------------------
                   12/14/04        Sell       5,000     $27.68
                -------------------------------------------------
                   12/14/04        Sell        100      $27.69
                -------------------------------------------------
                   12/14/04        Sell        100      $27.70
                -------------------------------------------------

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   CUSIP No. 573083102               SCHEDULE 13D                Page 9 of 10
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                -------------------------------------------------
                     Date       Transaction   Shares     Price
                -------------------------------------------------
                   12/14/04        Sell        500      $27.71
                -------------------------------------------------
                   12/14/04        Sell       1,100     $27.72
                -------------------------------------------------
                   12/14/04        Sell        300      $27.73
                -------------------------------------------------
                   12/14/04        Sell       4,000     $27.74
                -------------------------------------------------
                   12/14/04        Sell        800      $27.75
                -------------------------------------------------
                   12/14/04        Sell       1,000     $27.67
                -------------------------------------------------

      * These shares of Class A Common Stock were acquired through the conversion of Class B Common Stock into Class A Common Stock.

      (d) Martha Stewart is the record owner of the shares of Class A Common Stock that the Reporting Person beneficially owns and has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Class A Common Stock.

      Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Class A Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Martha Stewart executed a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time. Martha Stewart also executed a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact

      MSFLP executed a revocable proxy, dated as of October 6, 2004, whereby MSFLP appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.

Item 7.   Materials to be Filed as Exhibits.

      None.



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   CUSIP No. 573083102               SCHEDULE 13D                Page 10 of 10
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Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 21, 2005


/s/ Alexis Stewart
---------------------------
Alexis Stewart